UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

NRX Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

629444 100

(CUSIP Number)

Daniel C. Javitt

c/o Glytech, LLC

800 Park Avenue, Suite 1803

Fort Lee, NJ 07024

13473912793

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629444 100	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel C. Javitt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,872,901
	9.	SOLE DISPOSITIVE POWER 9,872,901
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,872,901
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 629444 100	13D	Page 3 of 6 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D (including all amendments hereto) is intended to satisfy the undersigned’s continued reporting obligations since the filing by the undersigned of Amendment No. 1 to the joint Schedule 13D, dated November 2, 2021 (the “Previous Schedule 13D”), which included the undersigned as a Reporting Person.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of NRX Pharmaceuticals, Inc., a Delaware Corporation (the “Issuer”) whose principal executive office is located at 1201 Orange Street, Suite 600, Wilmington, Delaware 19801.

Item 2. Identity and Background.

(a) This statement is filed by the sole owner and member of Glytech, LLC, Daniel C. Javitt (“Reporting Person”), with respect to the Shares beneficially owned by him.

The Reporting Person is party to that certain Voting Agreement (as referenced in Item 4) with Jonathan C. Javitt (“Dr. J. Javitt”). As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Person and Dr. J. Javitt. The Reporting Person previously jointly filed the Previous Schedule 13D with Dr. J. Javitt, however the Reporting Person is filing this Schedule 13D individually pursuant to Rule 13d-1(k)(2) of the Exchange Act. It is the understanding of the Reporting Person that Dr. J. Javitt has filed a separate Schedule 13D, including an amendment thereto, with respect to his ownership of Shares pursuant to Rule 13d-1(k)(2) of the Exchange Act. Reference is made to such Schedule 13D as amended for information concerning Dr. J. Javitt and his investment in the Issuer. The Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned or directly held by any other person.

(b) The principal business address of the Reporting Person is c/o Glytech LLC, 800 Park Avenue, Suite 1803, Fort Lee, NJ 07024.

(c) The principal occupation of the Reporting Person is sole member, Glytech LLC and Professor of Psychiatry, Columbia University Irving College of Medicine, New York, NY 10032

(d) The Reporting Person has not, during the past five years (or ever), been convicted in a criminal proceeding, traffic violation or similar misdemeanors.

(e) The Reporting Person has not, during the past five years (or ever), been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source or Amount of Funds or Other Consideration.

The shares of Common Stock held indirectly by the Reporting Person were received in connection with the merger described in that certain Agreement and Plan of Merger, dated as of December 13, 2020 (the “Merger”), by and among Big Rock Partners Acquisition Corp. (“BRPA”), Big Rock Merger Corp., a Delaware corporation and wholly owned subsidiary of BRPA, and NeuroRx, Inc. (the “Predecessor Company”), through an exchange of shares held in the Predecessor Company. On the effective date of the Merger, the closing price of the Common Stock was $24.25 per share.

CUSIP No. 629444 100	13D	Page 4 of 6 Pages

Item 4. Purpose of Transaction.

Reference is made to the Registration Rights Agreement, the Lock-Up Agreement, the Voting Agreement, the Private Placement and the Private Placement Lock-Up Agreements, each as defined and further described in Item 4 of the Previous Schedule 13D and incorporated herein by reference.

On May 31, 2022, the Issuer became eligible to register the sale of its securities on Form S-3 under the Securities Act and Glytech, of which the Reporting Person is sole owner, exercised its right to require the Issuer to register for resale all of the shares of Common Stock held by Glytech (all of which are beneficially owned by the Reporting Person) pursuant to the Registration Rights Agreement, as was anticipated at the time of the business combination with BRPA. On June 10, 2022, a post-effective amendment on Form S-3 to Form S-1 that registered for resale all of the shares of Common Stock held by Glytech was declared effective by the SEC.

The information set forth in Item 6 regarding the 2022 Sales Plan is incorporated herein by reference. Other than the 2022 Sales Plan, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Person’s investment, entering into a 10b-5 sales plan, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, or purchasing additional Common Stock, selling some or all of the Common Stock beneficially owned by him, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, each subject to the Issuer’s securities trading policy, or changing his intention with respect to any and all matters referred to in this Item 4.

Glytech, LLC is an early-stage pharmaceutical company focused on developing novel treatments for serious and persistent mental disorders, and holds multiple patents in the area of schizophrenia, depression and PTSD. Funds generated by the 2022 Sales Plan will be used in part to support ongoing operations of Glytech, LLC and expansion of the existing patent portfolio.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 67,641,314 shares outstanding as of August 12, 2022, which is the total number of shares of Common Stock outstanding as of that date as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 15, 2022.

(a) As of the date hereof, the Reporting Person beneficially owns 9,872,901 shares of Common Stock directly held by Glytech LLC, a Delaware limited liability company (“Glytech”) solely owned by the Reporting Person, which represents approximately 14.6% of the outstanding Common Stock. The Reporting Person maintains shared voting and sole investment power over such shares.

Based on public filings, the Reporting Person believes that Dr. J. Javitt beneficially owns 14,868,329 shares of Common Stock consisting of (i) 13,299,997 shares of Common Stock held by the Jonathan Javitt Living Trust, (ii) 1,422,000 shares of Common Stock held by The Javitt 2012 Irrevocable Dynasty Trust, and (iii) 146,332 shares of Common Stock held by Dr. J. Javitt individually. Collectively, the Reporting Person and Dr. J. Javitt beneficially own 24,741,230 shares of Common Stock, which represents approximately 36.6% of the outstanding Common Stock. The Reporting Person disclaims beneficial ownership of the shares that he does not directly own. Furthermore, the Reporting Person expressly disclaims beneficial ownership of the 14,868,329 shares of Common Stock beneficially owned by Dr. J. Javitt.

(b)	1. Sole power to vote or direct vote: 0 shares
2. Shared power to vote or direct vote: 9,872,901 shares
3. Sole power to dispose or direct the disposition: 9,872,901 shares
4. Shared power to dispose or direct the disposition: 0 shares

(c) The transactions involving shares of Common Stock beneficially owned by the Reporting Person since the filing of the Previous Schedule 13D are set forth in Schedule A and are incorporated herein by reference. The information set forth in Item 6 regarding the 2022 Sales Plan is incorporated herein by reference.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by him.

(e) Not applicable.

CUSIP No. 629444 100	13D	Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Effective June 13, 2022, Glytech entered into a Sales Plan (the “2022 Sales Plan”) with J.P. Morgan Securities LLC (“JPMS”) for the purpose of establishing a trading plan to effect sales of shares of Common Stock in compliance with all applicable laws, including, without limitation, Section 10(b) of the Exchange Act, and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1. The 2022 Sales Plan was entered into during the Issuer’s open trading window in accordance with the Reporting Person’s status as an affiliate, as determined by his beneficial ownership of greater than 10% of the outstanding shares of Common Stock.

Shares of Common Stock sold pursuant to the 2022 Sales Plan may only be sold in accordance with trading parameters adopted by Glytech in the 2022 Sales Plan, and there can be no assurance as to how many shares of Common Stock will be sold pursuant to the 2022 Sales Plan or at what price any such shares of Common Stock will be sold, subject to the applicable trading parameters. On July 29, 2022, an aggregate of 784,063 shares of Common Stock were sold in open market transactions on the Nasdaq Stock Market pursuant to the 2022 Sales Plan at an average sales price of $1.0094 per share.

Reference is made to the Registration Rights Agreement, the Lock-Up Agreement, the Voting Agreement, the Private Placement and the Private Placement Lock-Up Agreements, as referenced in Item 4 above. Other than as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Ex. 99.1	Registration Rights Agreement (incorporated by reference to Exhibit 10.8 to the Issuer’s current report on Form 8-K filed by the Issuer on May 28, 2021).

Ex. 99.2	Lock-up Agreement, dated May 24, 2021, by and between BRPA and the stockholder parties identified therein (incorporated by reference to Exhibit 10.7 to the Issuer’s current report on Form 8-K filed by the Issuer on May 28, 2021).

Ex. 99.3	Voting Agreement, dated May 24, 2021, by and between Jonathan Javitt and the Reporting Person (incorporated by reference to Exhibit 10.34 to the Issuer’s current report on Form 8-K filed by the Issuer on May 28, 2021).

Ex. 99.4	Securities Purchase Agreement, dated August 19, 2021, by and among NRX Pharmaceuticals, Inc. and certain purchasers named on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed by the Issuer on August 24, 2021).

Ex. 99.5	Lock-up Agreement, dated August 19, 2021, by and among Jonathan Javitt, the Reporting Person and NRX Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.4 to the Issuer’s current report on Form 8-K filed by the Issuer on August 24, 2021).

CUSIP No. 629444 100	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Daniel C. Javitt
Daniel C. Javitt

September 13, 2022
Date

SCHEDULE A

Date	Transaction	Number of Shares of Common Stock	Price Per Share

6/3/22	Open market sales	243,596	$0.7024

6/6/22	Open market sales	115,657	$0.6653

6/7/22	Open market sales	86,459	$0.6461

7/1/22	Gift to CRUT	2,000,000	N/A

7/29/22	Open market sales under 2022 Sales Plan	784,063	$1.0094